Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Vitran Corporation Inc.

We consent to the incorporation by reference in the registration statement (No. 333-161885) on Form S-8 and the registration statement (No. 333-162208) on Form S-3, of Vitran Corporation Inc. of our reports dated February 7, 2012, with respect to the consolidated balance sheets of Vitran Corporation Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), shareholders’ equity and cash flows, for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appears in the December 31, 2011 annual report on Form 10-K of Vitran Corporation Inc.

/s/ KPMG

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 7, 2012